                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of August, 2006

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of a press release issued by Tefron, dated August 9, 2006, announcing correction to 2005 sales by segment in earnings release.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statement on Form S-8 (Registration No. 333-111932).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Asaf Alperovitz
                                          -----------------------
                                          Asaf Alperovitz
                                          Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Hanoch Zlotnik
                                          Finance Manager

Date: August 9, 2006

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                         TEFRON ANNOUNCES CORRECTION TO
                    2005 SALES BY SEGMENT IN EARNINGS RELEASE

MISGAV, ISRAEL, AUGUST 9, 2006 - Tefron Ltd. (NYSE:TFR; TASE:TFRN), a leading producer of seamless intimate apparel and engineered-for-performance (EFPTM)
active wear, today announced corrections to its Sales by Segment table in its second quarter earnings release issued yesterday. The corrections relate to the sales by segment for the three months ended June 30, 2005 and for the six months ended June 30, 2005. A corrected Sales by Segment table is attached as Table 1.

ABOUT TEFRON
--------------------------------------------------------------------------------
Tefron manufactures boutique-quality everyday seamless intimate apparel, active wear and swim wear sold throughout the world by such name-brand marketers as
Victoria's Secret, Nike, The Gap, Banana Republic, Target, Warnaco/Calvin Klein,
Patagonia, Reebok and El Corte Englese, as well as other well known retailers and designer labels. The company's product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear and active-wear.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO
THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THESE
FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD
CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH
FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, FLUCTUATIONS IN
PRODUCT DEMAND, CHANGING ECONOMIC CONDITIONS, LOWER PRICES AS WELL AS CERTAIN
OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE
SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO
PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT
EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF
UNANTICIPATED.

CONTACTS
--------------------------------------------------------------------------------

COMPANY CONTACT:                    IR CONTACT:
Asaf Alperovitz                     Ehud Helft / Kenny Green
Chief Financial Officer             G.K. Investor Relations
+972-4-9900803                      1 866 704 6710
Aasaf@Tefron.com                    Ehud@gkir.com / Kenny@gkir.com

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TABLE 1: SALES BY SEGMENT
--------------------------------------------------------------------------------

                  Six months ended      Six months ended      Three months ended    Three months ended
                   June 30, 2006         June 30, 2005          June 30, 2006         June 30, 2005
               ---------------------  ---------------------  --------------------  ---------------------
                  USD                    USD                    USD                   USD
               Thousands  % of total  Thousands  % of total  Thousands % of total  Thousands  % of total
               ---------  ----------  ---------  ----------  ---------  ---------  ---------  ----------

Cut & sew        45,753      46.2%     32,500      38.1%     22,792      45.8%     12,785        31.3%
Seamless         53,343      53.8%     52,830      61.9%     26,937      54.2%     28,090        68.7%
Total            99,096     100.0%     85,330     100.0%     49,729     100.0%     40,875       100.0%

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